CONTACT:
MEDIA: Janet Ko
 (905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Catherine Love
                                          (905) 267-4230 catherine.love@mdsinc.com
For Immediate Release:

MDS Receives U.S. Federal Trade Commission Provisional Regulatory Approval
for Sale of MDS Analytical Technologies

Approval a Significant Milestone Toward Close of Transaction

TORONTO, Canada, January 27, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that the Company has received provisional anti-trust approval from the United States Federal Trade Commission (FTC) for the proposed sale of MDS Analytical Technologies to Danaher Corporation (NYSE: DHR).

All other requisite regulatory approvals required for the completion of the acquisition have now been received.

The sale of MDS Analytical Technologies to Danaher, which was announced on September 2, 2009, is expected to close before the end of the first calendar quarter of 2010, subject to the satisfaction of conditions to closing.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and the diagnosis and treatment of disease. MDS Inc. is a leading global provider of innovative technologies for use in medical imaging and radiotherapeutics, sterilization, pharmaceutical contract research, and analytical instruments. MDS has more than 3,500 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.
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SOURCE: MDS